SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               Steven Madden, Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    556269108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 1, 2007
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 2 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,211,828
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,211,828
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,211,828
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.7%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 3 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    563,037
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                563,037
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            563,037
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.6%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 4 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    460,723
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                460,723
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            460,723
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 5 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON LEXINGTON MASTER FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    188,068
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                188,068
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            188,068
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.9%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 6 OF 10 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                83,400
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,211,828
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     83,400
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,211,828
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,295,228
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 7 OF 10 PAGES
------------------------------                             ---------------------

The Schedule 13D filed on October 18, 2007 by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands company ("CSO"), Clinton Lexington Master Fund, L.P., a Cayman Islands exempted limited partnership ("CLEX") and George Hall (collectively with CGI, CMSF, CSO and CLEX, the "Reporting Persons") with respect to the shares of Common Stock, $0.0001 par value per share (the "Shares"), of Steven Madden, Ltd., a Delaware corporation (the "Issuer") is hereby amended by this Amendment No. 1 to the Schedule 13D.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

        Funds for the purchase of the Shares reported herein were derived from available capital of CMSF, CSO and CLEX. A total of approximately $30.3 million was paid to acquire such Shares.


ITEM 4.           PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended by the addition of the following paragraph:

          On November 2, 2007, CGI delivered a letter to Mr. Karson expressing its approval for the Issuer's board having formed a committee to review strategic alternatives. CGI noted that it had increased its ownership position to 6.1% in the expectation that the Issuer's board would in fact take steps to realize the substantial inherent value of the Issuer. The letter stated that while CGI continues to believe that a leveraged stock repurchase would improve the efficiency of the Issuer's capital structure and create immediate accretion for shareholders, CGI is not wedded to any single alternative and would support a sale of the Issuer if the acquisition price reflected the Issuer's promising, long-term business prospects. A copy of the letter is attached hereto as Exhibit C and incorporated herein by reference.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (a) As of the close of business on November 1, 2007, the Reporting Persons excepting George Hall may be deemed the beneficial owners of an aggregate of 1,211,828 Shares, constituting approximately 5.7% of the Shares outstanding. George Hall may be deemed the beneficial owner of an aggregate of 1,295,228 Shares, including 83,400 Shares beneficially owned individually, constituting approximately 6.1% of the Shares outstanding.

          The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 21,322,038 Shares outstanding, which is the total number of Shares outstanding as of August 6, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2007 for the period ended June 30, 2007.

          (b) By virtue of investment management agreements with each of CMSF, CSO and CLEX, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 563,037 Shares held by CMSF, the 460,723 Shares held by CSO and the 188,068 Shares held by CLEX. By virtue of his direct and indirect control of CGI, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power, and he individually holds an additional 83,400 Shares. Accordingly, CGI and George Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,211,828 Shares, and George Hall has sole voting and dispositive power with respect to an additional 83,400 Shares.

------------------------------                             ---------------------
CUSIP NO.      556269108              SCHEDULE 13D         PAGE 8 OF 10 PAGES
------------------------------                             ---------------------

        (c) Information concerning transactions in the Shares effected by the Reporting Persons since the most recent filing on Schedule 13D on October 18, 2007 is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

          The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 216,129 Shares through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

        Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement dated October 17, 2007 (previously filed)

Exhibit B - Letter to the Issuer's Chairman and CEO dated October 17, 2007
            (previously filed)

Exhibit C - Letter to the Issuer's Chairman and CEO dated November 2, 2007

---------------------------                                 -------------------
CUSIP NO.      556269108             SCHEDULE 13D           PAGE 9 OF 10 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2007


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON LEXINGTON MASTER FUND, L.P.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 /s/ George Hall
                                 ------------------------------
                                 George Hall

---------------------------                                 -------------------
CUSIP NO.      556269108             SCHEDULE 13D           PAGE 10 OF 10 PAGES
---------------------------                                 -------------------

                                   SCHEDULE B

   TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS SINCE OCTOBER 18, 2007

Clinton Multistrategy Master Fund, Ltd.

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      -----------       ------------------------       -------------------
         10/26/07                 7,500                        22.24
         10/26/07                13,800                        22.23
         10/29/07                 5,500                        22.28
         10/29/07                17,500                        22.06
         10/31/07                11,000                        22.26
         10/31/07                18,700                        22.28
         11/01/07                16,500                        23.25


Clinton Special Opportunities

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      ------------      -------------------------      ---------------------
         10/25/07                20,000                        20.00
         10/25/07                21,442                        21.44
         10/26/07                 4,500                        22.24
         10/26/07                 8,300                        22.23
         10/29/07                 5,500                        22.28
         10/29/07                17,500                        22.06
         10/31/07                25,000                        22.25
         11/01/07                16,500                        23.25

Clinton Lexington Master Fund, L.P.

       Trade Date        Shared Purchased (Sold)        Price Per Share ($)
      ------------      -------------------------      --------------------
         10/26/07                 3,000                        22.24
         10/26/07                 5,500                        22.23